EVELO
Balance Sheet
As of December 31, 2018

		Total	
	As of Dec 31, 2018	As of Dec 31, 2017 (PY)	Change
ASSETS			
Current Assets			
Total Bank Accounts	$ 288,079	$ 505,168	-$ 217,089
Bicycle Inventory	$ 412,053	$ 382,582	$ 29,471
Deposits on Inventory	$ 161,858	$ 208,192	-$ 46,334
Parts & Accessories Inv	$ 131,252	$ 101,871	$ 29,381
Receivable	$ 0	$ 2,284	-$ 2,284
Prepaid Insurance	$ 0	$ 11,270	-$ 11,270
Undeposited Funds	$ 69,128	$ 6,114	$ 63,014
Total Current Assets	$ 1,062,370	$ 1,217,481	-$ 155,112
Fixed Assets	$ 20,640	$ 27,916	-$ 7,277
Security Deposits	$ 3,100	$ 3,100	$ 0
Total Assets	$ 1,086,110	$ 1,248,497	-$ 162,389
Liabilities			
Accounts Payable	$ 31,658	$ -	$ 31,658
Credit Cards	$ 67,713	$ 42,280	$ 25,433
Accrued expenses	$ 1,599	$ -	$ 1,599
Accrued wages	$ 11,640	$ 4,685	$ 6,955
NYBDC - Short Term	$ 2,507	$ 29,100	$ (26,593)
Layaway Payments	$ -	$ 657	$ (657)
Marketing & Advertising Payable	$ 216	$ 3,852	$ (3,636)
Refund payable	$ -	$ 13,371	$ (13,371)
Sales Tax Agency Payable	$ 1,228	$ (487)	$ 1,715
Shipping to Customers Payable	$ 4,609	$ 11,623	$ (7,013)
Shopify Loan	$ 64,101	$ -	$ 64,101
Total Current Liabilities	$ 185,271	$ 105,080	$ 80,190
Investor Loans	337,500	337,500	0
Bluevine Line of Credit	14,259		14,259
Fundation Line of Credit	67,467		67,467
NYBDC - Loan #2	51,912	51,912	0
Total Long Term Liabilities	471,138	389,412	81,726
Total Liabilities	656,409	494,492	161,916
Equity			
Capital Stock	200	200	0
Paid-In Capital Preferred Stock	1,740,687	1,740,687	0
Preferred Stock	161	161	0
Retained Earnings	-1,024,804	-550,955	-473,848
Net Income	-286,544	-436,088	149,544
Total Equity	$ 429,701	$ 754,005	-$ 324,304
TOTAL LIABILITIES AND EQUITY	$ 1,086,110	$ 1,248,497	-$ 162,388

EVELO
Profit and Loss
January - December 2018

	Total		
	Jan - Dec 2018	Jan - Dec 2017 (PY)	Change
Sales Revenue	$ 3,036,164	$ 2,786,819	$ 249,345
Cost of Goods Sold	$ 1,673,618	$ 1,433,694	$ 239,924
Gross Profit	$ 1,362,546	$ 1,353,125	$ 9,421
Expenses:			
Accounting	$ 0	$ 10,500	-$ 10,500
Call Center	$ 0	$ 7,606	-$ 7,606
Charitable Contributions	$ 1,014	$ 0	$ 1,014
Corporate Expense	$ 810	$ 0	$ 810
Customer Reward	$ 85	$ 0	$ 85
Depreciation Expense	$ 0	$ 25	-$ 25
Employee Relocation	$ 0	$ 2,742	-$ 2,742
Employee Travel Benefit	$ 412	$ 0	$ 412
Fundraising Expenses	$ 0	$ 28,248	-$ 28,248
Human Resources	$ 690,873	$ 652,079	$ 38,794
Insurance Expenses	$ 40,651	$ 36,247	$ 4,404
Interest Expense	$ 76,194	$ 66,922	$ 9,272
Legal	$ 13,617	$ 32,936	-$ 19,319
Marketing	$ 248,564	$ 343,150	-$ 94,586
Merchant Fees	$ 134,855	$ 112,828	$ 22,027
Miscellaneous Expense	$ 1,989	-$ 6,100	$ 8,089
Payroll Taxes & Expenses	$ 48,106	$ 25,724	$ 22,382
Shipping	$ 193,583	$ 212,200	-$ 18,617
Rent Expense	$ 20,899	$ 36,340	-$ 15,440
Research & Development	$ 11,206	$ 42,529	-$ 31,324
Taxes	$ 5,636	$ 1,385	$ 4,251
Telephone Expense	$ 5,738	$ 16,660	-$ 10,922
Travel Expenses	$ 9,424	$ 10,749	-$ 1,324
Total Utilities	$ 8,216	$ 9,218	-$ 1,002
Warehousing & Fulfillment Costs	$ 102,951	$ 63,205	$ 39,746
Web Services	$ 38,808	$ 33,805	$ 5,003
Other Expenses	$ 8,845	$ 50,216	-$ 41,371
Total Expenses	$ 1,662,476	$ 1,789,214	-$ 126,738
Net Operating Income	-$ 299,929	-$ 436,088	$ 136,159
Other Income			
Extraordinary Income (1)	13,386	0	13,386
Net Income	-286,543	-436,088	149,545
Notes:			
1. Insurance gain on theft of bikes from HQ			

EVELO
Statement of Cash Flows
January - December 2018

		Total
OPERATING ACTIVITIES		
Net Income	-$	286,544
Adjustments to reconcile Net Income to Net Cash provided by operations:	$	24,402
Net cash provided by operating activities	**-$**	**262,142**
INVESTING ACTIVITIES	$	0
FINANCING ACTIVITIES		
CELTIC BANK LINE OF CREDIT	$	14,259
Shopify Loan	$	64,101
FUNDATION LINE OF CREDIT	$	67,467
Retained Earnings	-$	37,761
Net cash provided by financing activities	**$**	**108,066**
Net cash increase for period	**-$**	**154,075**
Cash at beginning of period	$	511,282
Cash at end of period	**$**	**357,207**

Statement of Changes in Shareholder Equity
January - December 2018

Item	Note	Capital Stock	Additional Paid-in Capital	Preferred Stock	Retained Earnings	Total	
Balance 1/1/18		$ 200	$ 1,740,687	$ 161	$ (1,024,804)	$ 716,244	
Net Income	A	$ -	$ -	$ -	$ (286,543)	$ (286,543)	
Balance 12/31/18		$ 200	$ 1,740,687	$ 161	$ (1,311,347)	$ 429,701	
Notes:							
A: During the 12 months of 2018 EVELO incurred a net loss from operations							

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the USA ("US GAAP")

Use of Estimates

The preparation of the financial statements requires us to make certain assumptions that affect certain amounts and disclosures. Accordingly, actual results could differ from these estimates. The only significant estimates contained in these statements are for the useful life of equipment and the estimated value of inventory on hand.

Cash and Cash Equivalents

Cash includes all cash on hand as of the statement date(s).

Inventory

Inventory is carried at historical cost and includes amounts billed and paid for stock for which we have not yet taken delivery. We believe that losses due to obsolescence are likely to be rare, thus no amount has been recorded in the statements for impairment of inventory on hand.

Equipment

EVELO's policy is to capitalize assets with an original value of $1,000 or greater. The fixed assets consist of office equipment and prototype models. Depreciation is calculated on a straight-line basis, however, no assets requiring depreciation were on the books in 2018.

Short Term Borrowings

As of 12/31/18 the balance on the NYBDC loan was $54,419. This loan has monthly principal and interest payments of $2,507 and a maturity date of 3/31/21. The balance of the Shopify Loan was $64,101 and is paid back at 10% of daily sales proceeds. The balance of the Bluevine line of credit was $14,259 and is paid back with weekly payments of $833. The balance of the Fundation line of credit was $67,467 and has monthly principal and interest payments of $4,716.

Note: In January of 2019 EVELO took on an additional Shopify Loan of $120,000 (to be paid back at 10% of daily sales once first Shopify loan is paid off around April of 2019) and a Credibly loan of $100,000 with weekly principal and interest payments of $1,526,

Long Term Borrowings

During 2017 EVELO added 10 individual investor inventory loans totaling $337,500. These carry monthly interest only payments at 9% and mature in 36 months. In early 2019 an additional $50,000 was added.